EX. 77N: Actions Required to be Reported Pursuant to Rule 2a-7

Actions Taken Pursuant to Rule 2a-7(c)(6)(ii) on Behalf of the Goldman Sachs Financial Square Prime Obligations Fund:

Circumstances:

On September 15, 2008, Lehman Brothers Holdings, Inc. (Lehman Bros.) filed a petition in the United States Bankruptcy Court for the Southern District of New York seeking relief under chapter 11 of the United States Bankruptcy Code. As of that date, the Goldman Sachs Financial Square Prime Obligations Fund (the Fund), a series of Goldman Sachs Trust (the Trust), held notes issued by Lehman Bros. having a par value of $140,000,000 and maturing on September 26, 2008 (the Lehman Notes).

Actions Taken:

At a meeting of the Trusts Board of Trustees (the Board) held on September 15, 2008, Goldman Sachs Asset Management, L.P. (GSAM), the Funds investment adviser, informed the Board that, in light of recent events, it could no longer assure the Board that the Lehman Notes continued to present minimal credit risks. After consideration of the surrounding circumstances, including the lack of market liquidity, the Board determined that it would not be in the best interests of the Fund to dispose of the Lehman Notes at that time. The Board nevertheless authorized GSAM to sell or dispose of the Lehman Notes if a buyer could be found offering reasonable terms. On September 16, 2008, GSAM sold all of the Lehman Notes held by the Fund.